UBS Group AG
Postfach
8098 Zürich
Todd Tuckner
UBS Group Chief Financial Officer
Tel. +41-44 236 8600
Todd.tuckner@ubs.com
www.ubs.com
Ms. Cara Lubit and Mr. Robert Klein
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington DC 20549-1090
October 10, 2025
UBS Group AG
Form 20-F for the Fiscal Year Ended December 31, 2024
Filed March 17, 2025
File No. 001-36764
Dear Ms. Cara Lubit and Mr. Robert Klein,
We have reviewed the comments

raised in the Comment

Letter dated September

12, 2025 from the
Staff of the Securities and Exchange Commission relating to the annual report on Form 20-F for the fiscal

year

ended

December

31,

2024.

For

your

convenience,

we

have

set

out

the

text

of

each
Comment contained in the Comment Letter, followed by our responses.
Alternative performance measures, page

8
We note your disclosure, here and elsewhere,

that your alternative performance measures

("APMs")
may qualify as non-GAAP measures. Further, we note disclosure that your underlying results, which are also

discussed on

page 66,

are APMs

and are

non-GAAP financial

measures. In

future filings,
please clearly identify

all APMs that

are considered to

be non-GAAP financial

measures and to

the
extent that they continue to be presented, ensure that you provide required disclosures, including a reconciliation, under Regulation G and under

Item 10(e) of Regulation S-K, as applicable.
UBS response:

In future filings, we

will clearly identify

all non-GAAP measures

and include a reference

to where the
required disclosure and reconciliation is presented in the filing.

The APM definition under Swiss

regulations is significantly broader than the

definition of non-GAAP
financial measures in Regulation

S-K, and hence not

all APMs used by

us are non-GAAP

measures.
For example, “cost/income

ratio” calculated as “operating

expenses divided by total

revenues” is an
APM for purposes

of the Swiss

rules (as it is

a ratio of

two required measures) but

is not a non-GAAP
financial measure.
With respect

to

Regulation G,

we

note

that

UBS

meets the

exemptive

criteria for

foreign

private
issuers.

UBS Group AG
Postfach
8098 Zürich
Todd Tuckner
UBS Group Chief Financial Officer
Tel. +41-44 236 8600
Todd.tuckner@ubs.com
www.ubs.com
1
Group performance
Net fee and commission income, page

68
We

note

your

disclosure,

here

and

on

page

288,

that

Group

Portfolio

management

and

related
services and Investment

fund fees totaled $12,323

million and $5,767

million for 2024, respectively,
and

that

they

are

predominantly

in

Global

Wealth

Management

and

Asset

Management,
respectively. We also note your disclosure on page

382 that Recurring net

fee income includes these
revenues. Please expand

your disclosure in

future filings, here

or elsewhere as

appropriate, for the
following items:
a.
Discuss

the

nature

of

these

revenue

streams

and

services,

and

describe

any

material
arrangement terms, such as

fee structures or fee rates.

For example, explain the correlation

of
invested assets

and fee-generating

assets to

the corresponding

revenue line

items at

Group
and, where applicable, business division levels.
b.
Disclose

how

Portfolio

management and

related

services and

Investment

fund

fee

revenue
amounts

reconcile

to

the

Recurring

net

fee

income

and/or

any

other

applicable

business
division line amounts presented on pages 73 and

79.
c.
To

the

extent

that

revenue line

items

at

Group

or

business

division

levels

are

impacted

by
multiple change drivers,

expand your discussion

of period-over-period changes

to quantify the
impacts

of

each

material

factor

(e.g.,

acquisition,

change

in

invested

asset

mix,

fee

rate
movements, etc.).
UBS response:
UBS discloses

revenues in its

MD&A in

categories, including

recurring income

and transaction

income
for Global Wealth

Management and

Personal and

Corporate Banking

and net management

fees and
performance fees

for Asset

Management to

provide

investors with

a

better understanding

of the
most important

revenue sources

in these

divisions and

to facilitate

discussion in

the MD&A

of the
key drivers

affecting business

division results.

Definitions of

these measures

are included

in the

MD&A
and the table of Alternative

Performance Measures included

in the Annual Report.

This disclosure is
aligned with how management assesses business

performance.

With respect to the specific comments:
a.
In future Annual Reports, UBS will

expand its discussion of

products, services and fee structures
for each business division in “Our strategy, business model and environment” section.
1
Recurring

net

fee

income

of

GWM

includes

”fees

for

services

provided

on

an

ongoing

basis,

such

as

portfolio
management fees,

asset-based investment

fund fees

and custody

fees, which

are

generated on

client assets,

and
administrative fees for accounts.” Transaction-based income of GWM includes “the non-recurring portion of net fee and commission income, mainly

composed of brokerage and

transaction-based investment fund fees,

and credit card
fees, as well as

fees for payment and foreign

-exchange transactions, together with other

net income from financial
instruments measured at fair value through profit or loss”.
Asset Management

net management fees,

includes fund

management fees,

and transaction

fees, fund

administration
revenues (including net interest and trading income from lending activities and foreign-exchange hedging as part of
the fund services offering),

distribution fees, incremental fund-related expenses,

gains or losses

from seed money and
co-investments, funding

costs, the

negative pass-through

impact of

third-party performance

fees, and

other items
that are not Asset Management’s performance fees

UBS Group AG
Postfach
8098 Zürich
Todd Tuckner
UBS Group Chief Financial Officer
Tel. +41-44 236 8600
Todd.tuckner@ubs.com
www.ubs.com
b.
The MD&A discussion of net fee and commission income

in the “Group performance” section
of the MD&A on page 68

is based on the breakdown of

net fee and commission income

that is
disclosed

in

Note

5

to

the

financial

statements

in

line

with

the

requirements

under
IFRS

15
Revenue from Contracts with Customers
and

IFRS 8 Operating Segments.

In addition to Global
Wealth

Management,

Personal

&

Corporate

Banking

and

Asset

Management,

our

Group
performance disclosure

also includes

amounts attributable

to the

Investment Bank

and Non-core
& Legacy performance segments,

as well as

Group Items. A

breakdown of third-party

fee and
commission income by

business division is

provided in the

footnotes to the

table in Note

5 to
the financial statements.
The information provided in the MD&A discussion for Global Wealth Management, Personal &
Corporate

Banking

and

Asset

Management

regarding

recurring,

transaction-based,
management

and

performance

fees

is

based

on

the

same

amounts

and

business

division
allocation as set

forth in Note

5 to the

financial statements, but is

presented on a

“net basis”
(that

is,

after

deduction

of

Fee

and

commission

expense,

defined

in

Note

1

to

the

financial
statements Summary of material accounting policies

as “expenses that are directly attributable
to

the

satisfaction

of

specific

performance

obligations

associated

with

the

generation

of
revenues”) since that is the

information used by management

in evaluating the performance

of
those divisions.

In

future

filings

we

will

add

disclosure

to

more

fully

explain

the

Group

performance

MD&A
disclosure

of

fee

and

commission

income,

with

reference

to

the

discussion

of

recurring,
transaction-based, management and

performance fees in

the MD&A

discussion of the

Global
Wealth Management, Personal &

Corporate Banking and Asset

Management business divisions
and to the net fee and commission income disclosed

in Note 5 to the financial statements.
c.
To

the extent that

revenue line items

at the Group

or business division

levels are impacted

by
multiple change

drivers, we

will enhance

our disclosure

of period-over-period

changes

to provide
further

quantitative

disclosures

for

each

material

driver

that

would

enhance

an

investor’s
understanding of

our results

and are

reflective

of information

that management

considers in
understanding revenue changes.
Please do not hesitate to contact either Todd Tuckner at +41 44 236 8600 ( todd.tuckner@ubs.com )
or Dominique Crowe at +44 207 567 8158

(
dominique.crowe@ubs.com ) if you have any questions
or require additional information.

Yours faithfully,
UBS Group AG
/s/ Todd

Tuckner

/s/ Dominique Crowe
Todd

Tuckner

Dominique Crowe
UBS AG Chief Financial Officer

UBS AG Chief Accounting Officer